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EXHIBIT 4.8

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

GSM PATENT NON ASSERTION AGREEMENT

        THIS AGREEMENT is made effective the 19th day of November, 2002 (the "Effective Date")

BETWEEN

WAVECOM S.A., a company duly incorporated in France and having its principal office at 12, Boulevard Garibaldi 92442 Issy-les-Moulineaux Cedex France (hereinafter called "WAVECOM"),

AND

NEC Corporation, a company duly incorporated in Japan and having its principal office at 7-1, Shiba 5-chome, Minato-Ku, Tokyo 108-8001, Japan (hereinafter called "NEC")

        WAVECOM and NEC shall individually be referred to as a "Party" and collectively as the "Parties".

        WHEREAS, NEC has declared to ETSI the ownership of essential patents relating to the GSM Standard, as defined below;

        WHEREAS, WAVECOM is a company engaged in the design, manufacture and sale of certain products defined below;

        WHEREAS, ETSI, to which both NEC and Wavecom are members, provides some rules framing the conditions under which GSM patent licenses are granted to interested parties, namely the ETSI IPR Policy;

        WHEREAS, the Parties wishes to settle the GSM related patents licensing issues for their mutual benefits and shall seek ways to resolve any potential disputes related to their patents.

        NOW, THEREFORE, in consideration of the mutual rights and obligations set forth in this Agreement, the Parties agree as follows:

1.     DEFINITIONS

        Whenever used in this Agreement, the terms set forth in this article 1 (Definition) shall have the meanings set forth below. Where the context so indicates, a word in the singular form shall include the plural and vice-versa.

        1.1    "Affiliates" of a Party shall mean any corporation or other legal entity (i) the majority (more than 50%) of whose shares or other securities entitled to vote for election of directors (or other managing authority) is now or hereafter owned or controlled by, or owing or controlling, or under common ownership or control with such Party either directly or indirectly or (ii) which does not have outstanding shares or security but the majority (more than 50%) of the equity interest in which is now or hereafter owned or controlled by, or owing or controlling, or under common ownership or control with such Party either directly or indirectly, but only for so long as such ownership or control exists.

        1.2    "GSM Standard" shall mean the technical specifications as promulgated by European Telecommunications Standard Institute and known as the Global System for Mobile Communication, including future modifications and extensions thereof, including GPRS, IS-136, EDGE, DCS 1800/1900. For purposes of the Agreement, UMTS and/or any 3G standards are not GSM Standard(s).

        1.3    "Product" shall mean Handset Product and Module.

        1.4    "Handset Product" shall mean any handset product implementing, enabling or using a feature or a function under the GSM Standard.

        1.5    "Module" shall mean any product, other than Handset Product, which enables or uses a feature or a function under the GSM Standard or any part of same, including complete assemblies, subassemblies and chips. Module includes any Modem,—defined as a stand alone voice and/or data communication device operating according to the GSM Standard, which comprises in a common housing a SIM card holder and interfaces to external voice and / or data sources, power supply and antenna—, Board,—defined as a voice and / or data communication device on a printed circuit board with at least one integrated circuit operating according to the GSM Standard which is designed to be integrated into specific devices such as Mobile Phones, Modems et al—or Chip,—defined as a "pure" or "hybrid" integrated circuit operating according to the GSM Standard, for communication implementing any GSM Standard.

        1.6    "Patent" shall mean any patent, including any utility patent, design patent, patent of addition, certificate of addition, certificate or model of utility, issued, applied for or which may claim a priority date on or before December 31, [**] and which one Party has the right to license to the other Party without payment of royalties or any other consideration to any third party.

        1.7    "NEC GSM Related Patent" shall mean any Patent of NEC or its Affiliates having claims which are relevant to the GSM Standard. NEC GSM Related Patent shall not mean nor include any claim of Patent which is related to semiconductor materials, semiconductor structure and semiconductor manufacturing processes. NEC GSM Related Patent includes, but is not limited to, each and every patent which has been or should have been declared to ETSI as an essential patent in the view of the GSM Standard, and the patents listed in the Exhibit A hereto.

        1.8    "NEC GSM Essential Patent" shall mean any NEC GSM Related Patent having claims the infringement of which by Modules cannot be technically avoided in remaining compliant with the GSM Standard.

        1.9    "WAVECOM GSM Related Patent" shall mean any Patent of WAVECOM or its Affiliates having claims which are relevant to the GSM Standard. WAVECOM GSM Related Patent shall not mean nor include any claim of Patent which is related to semiconductor materials, semiconductor structure and semiconductor manufacturing processes.

        1.10    "Customer" shall mean any customer, including distributor, of a Product made by or have made for NEC, WAVECOM or its/their Affiliates.

        1.11    "Manufacturer" shall mean any third party manufacturer of the Products designed by NEC, WAVECOM or its/their Affiliates.

        1.12    "Telecommunication Standard Patents" means Patents applied or issued in relation to a current and/or future telecommunication standard.

2.     NON ASSERTION OF RIGHTS

        2.1    In consideration of articles 2.3, 2.4, 2.5, and 3 of this Agreement:

          (a)   NEC agrees that NEC and its Affiliates will not assert, during the term of this Agreement, directly or indirectly, any cause of action based, in whole or in part, upon the purported infringement by WAVECOM, its Affiliates and/or its or their Manufacturers, of any NEC GSM Related Patents against such parties, as a result of the use, development, making, manufacturing, installation, testing, reparation, offer for sale, sale, lease, importation, distribution or other transfer, directly or indirectly, of Modules which are made by WAVECOM or its Affiliates, or designed by WAVECOM or its Affiliates and made for WAVECOM or its Affiliates by the Manufactures, on, before or after the Effective Date of this Agreement; and,

          (b)   NEC agrees that NEC and its Affiliates will not assert, during the term of this Agreement, directly or indirectly, any cause of action based, in whole or in part, upon the purported infringement by Customers of WAVECOM or its Affiliates, of any NEC GSM Essential Patents against the Customers, as a result of the use, installation, testing, reparation, offer for sale, sale, lease, importation, distribution or other transfer, directly or indirectly, of Modules which are made by WAVECOM or its Affiliates, or designed by WAVECOM or its Affiliates and made for WAVECOM or its Affiliates by the Manufactures, on, before or after the Effective Date of this Agreement.

        The non-assertion immunity against such Manufacturer or Customer under this article 2.1 is subject to that such Manufacturer or Customer will not assert its patent(s) to NEC or its Affiliates.

        It is understood and agreed that assertion of NEC GSM Related Patents or NEC GSM Essential Patents by NEC or its Affiliates to a Manufacturer or Customer of WAVECOM or its Affiliates shall not be construed as a breach of this Agreement by NEC or its Affiliates unless WAVECOM sends a written notice to NEC within thirty (30) days from the assertion by NEC or its Affiliates to such Manufacturer or Customer specifying (i) the name of asserting party and asserted party, (ii) the patent number(s) asserted, and (iii) the fact that such Manufacturer or Customer in question is the third party properly subject to the non-assertion immunity under this article 2.1. Further, if NEC or its Affiliates, as the case may be, withdraw the assertion in question within thirty (30) days from the receipt of the written notice from WAVECOM, such assertion by NEC or its Affiliates also shall not be construed as a breach of this Agreement.

        2.2    In consideration of articles 2.3, 2.4, 2.5 and 3 of this Agreement, NEC agrees that, similar to article 2.1 above, no purchaser or transferee of any NEC GSM Related Patents from NEC or its Affiliates and no assignee of the right to enforce any NEC GSM Related Patent from NEC or its Affiliates, will assert, as if it were NEC or its Affiliates, as the case may be, during the term of this Agreement, any NEC GSM Related Patents sold, transferred or assigned, against the parties specified in article 2.1 above as to their respective activities as specified therein.

        2.3.    WAVECOM agrees that WAVECOM and its Affiliates will not assert, during the term of this Agreement, directly or indirectly, any cause of action based, in whole or in part, upon the purported infringement by NEC, its Affiliates, its or their Customers, and/or its or their Manufacturers, of any WAVECOM GSM Related Patents against such parties, as a result of the use, development, making, manufacturing, installation, testing, reparation, offer for sale, sale, lease, importation, distribution or other transfer, directly or indirectly, of Products which are made by NEC or its Affiliates, or designed by NEC or its Affiliates and made for NEC or its Affiliates by the Manufactures, on, before or after the Effective Date of this Agreement.

        The non-assertion immunity against such Manufacturer or Customer under this article 2.3 is subject to that such Manufacturer or Customer will not assert its patent(s) to WAVECOM or its Affiliates.

        It is understood and agreed that assertion of WAVECOM GSM Related Patents by WAVEWCOM or its Affiliates to a Manufacturer or Customer of NEC or its Affiliates shall not be construed as a breach of this Agreement by WAVECOM or its Affiliates unless NEC sends a written notice to WAVECOM within thirty (30) days from the assertion by WAVECOM or its Affiliates to such Manufacturer or Customer specifying (i) the name of asserting party and asserted party, (ii) the patent number(s) asserted, and (iii) the fact that such Manufacturer or Customer in question is the third party properly subject to the non-assertion immunity under this article 2.3. Further, if WAVECOM or its Affiliates, as the case may be, withdraw the assertion in question within thirty (30) days from the receipt of the written notice from NEC, such assertion by WAVECOM or its Affiliates also shall not be construed as a breach of this Agreement.

        2.4.    WAVECOM agrees that, similar to article 2.3 above, no purchaser or transferee of any WAVECOM GSM Related Patents from WAVECOM or its Affiliates and no assignee of the right to enforce any WAVECOM GSM Related Patent from WAVECOM or its Affiliates, will assert, as if it were NEC or its Affiliates, as the case may be, during the term of this Agreement, any WAVECOM GSM Related Patents sold, transferred or assigned against the parties specified in article 2.3 above as to their respective activities as specified therein.

        2.5    WAVECOM agrees to grant a nonexclusive, royalty-free and, worldwide license to NEC and its Affiliates under [**] Telecommunication Standard Patents owned or controlled by WAVECOM or its Affiliates (counting such patent, all divisions, reissues, re-examinations, continuations, continuations-in-part, renewals, extensions thereof and any foreign counterparts thereof as a single patent) which will be selected by NEC within [**] years from the Effective Date of this Agreement ("Selected Telecommunication Patents"), to make, have made, use, sell or otherwise dispose of the products claimed in Selected Telecommunication Patents and to practice the method claimed in Selected Telecommunication Patents. Upon NEC's request, WAVECOM will send NEC the list of its published patents and applications fallen into the definition of Telecommunication Standard Patents.

3.     CONSIDERATION

        3.1    WAVECOM agrees to pay to NEC the total sum of [**] United States Dollars (US$[**]) as a compensation for the use of NEC GSM Related Patents and NEC GSM Essential Patent prior to January 1, 2002.

        3.2    The amount set forth in article 3.1 above shall be paid by WAVECOM to NEC within thirty (30) days of the Effective Date of this Agreement.

        3.3    In addition to the above initial fee, and in consideration of the license rights and non-assertion obligations provided in this Agreement, WAVECOM shall pay NEC royalty on all Modules used, sold, leased or otherwise disposed of by WAVECOM or its Affiliates at the following royalty rates

          (a)   [**] percent ([**]%): for the Modules used, sold, leased or otherwise disposed of from January 1, 2002 through December 31, 2004; and

          (b)   [**] percent ([**]%): for the Modules used, sold, leased or otherwise disposed of on or after January 1, 2005.

        Such royalty rate shall be applied to the NET SELLING PRICES as defined in article 3.4 below. A Module shall be considered sold when invoiced or, if not invoiced or free, when delivered or disposed of. For convenience and ease of the parties, it is hereby agreed that a royalty shall be due and payable on a worldwide basis regardless of the place of manufacture or sale of a Module.

        3.4    The expression "NET SELLING PRICE" shall mean (i) if sold to a buyer other than an Affiliate of the WAVECOM in an arm's length transaction, the invoice value of the Modules or of parts thereof, after deduction of (a) discounts given in the ordinary course of business that are actually granted, (b) credits or allowances given or made for rejection or return of previously sold Modules, (c) insurance fees, packing, transportation charges, duties and sales taxes actually incurred and paid by WAVECOM or its Affiliates in connection with the delivery of such Modules, and (ii) in all other cases, the fair market values thereof. The word "fair market values" used herein shall mean invoice prices of Modules which would be realized if the same type of Modules had been sold in same quantities to an un-affiliated buyer in an arm's length transaction at the same period, such price not to include the amount of deductible items according to (i) in the preceding sentence.

        3.5    Royalties shall be payable only once for each Modules used, sold, leased or otherwise disposed of by WAVECOM. If a Customer of WAVECOM or its Affiliates is granted patent licenses under NEC GSM Related Patents by NEC with respect to Modules supplied by WAVECOM or its Affiliates (a "Licensed Customer"), NEC may select royalty-accruing point for such Modules whether at the time of sale by WAVECOM, or its Affiliates, or by such Licensed Customer. Accordingly, WAVECOM shall deliver a written notice to NEC (the "Licensed Customer Notice"), in substantially the form of Exhibit C attached hereto, informing NEC of the identity of said Licensed Customer and NEC shall choose which of the two licenses under which a royalty shall be paid to NEC by completing and returning the Customer Notice to WAVECOM; provided, however, that NEC shall motivate its decision to choose either WAVECOM or the Licensed Customer, and provided that if NEC does not complete and return the Licensed Customer Notice within twenty five (25) days of its receipt by NEC, NEC shall be deemed to have selected this Agreement as the license under which royalties are accrued and to have selected WAVECOM as the licensees responsible for payment of any royalties. Any such Licensed Customer Notice shall be considered confidential information subject to section 8 (Publicity) hereof. When NEC selects the time of sale by the Licensed Customer as royalty-accruing point and such Licensed Customer has appropriately paid the consideration under an agreement between NEC and such Licensed Customer regarding such Modules, WAVECOM does not need to pay royalties set forth in article 3.3 regarding such Modules. NEC shall not assert NEC GSM Related Patents against WAVECOM or its Affiliates regarding such Modules. Upon request from NEC, WAVECOM will provide relevant information which is reasonably necessary to implement this article 3.5.

        3.6    In the view of continuous changes in the GSM/GPRS market, if the number GSM/GPRS patent families declared to the ETSI increases to [**] patent families or more, Wavecom shall have the right to request from NEC a renegotiation of the financial terms of this Agreement and the Parties shall enter into good faith negotiations. However, this request cannot happen before a period of [**] years from the Effective Date.

4      REPORTS AND PAYMENTS

        4.1    Within thirty (30) days after the end of each quarterly period, WAVECOM shall furnish to NEC (i) a written statement, in the form attached hereto as Exhibit B with respect to all Modules, used, sold, leased or otherwise disposed of by WAVECOM and its Affiliates during such quarterly period, and (ii) a copy of the conversion rate which is used by WAVECOM in its calculation of the royalties for such quarterly period pursuant to article 4.4(2). If no such Modules have been so used, sold, leased or otherwise disposed of, WAVECOM shall nevertheless furnish NEC the statement showing that fact. The first royalty statement under this article 4.1 shall include the relevant information regarding Modules used, sold, leased or otherwise disposed by WAVECOM and its Affiliates before the Effective Date.

        4.2    Within thirty (30) days after NEC sends an invoice to WAVECOM, WAVECOM shall pay NEC the royalties payable for the reported period specified in article 4.1 above to which the invoice applies hereunder.

        4.3    Within thirty (30) days after the expiration or any termination of this Agreement, WAVECOM shall furnish to NEC a statement specified in article 4.1 above for the unreported period and, within thirty (30) days after NEC sends an invoice to WAVECOM, shall pay NEC royalties accrued during such unreported period.

        4.4    Bank Account etc.:

          (1)   All payments to NEC hereunder shall be in United States dollars and shall be effected by telegraphic transfer to the bank account specified below or otherwise to be specified in writing by NEC;

    [**]

          (2)   Where sales are made in non US$ currency, they will be converted by the respective conversion rate published in the Wall Street Journal as of the last business day of the reporting period; and

          (3)   The invoices to be sent by NEC to WAVECOM hereunder may be sent, either by facsimile, mail, courier or hand delivery, or by any other appropriate means, to WAVECOM address specified in article 10.2 hereof.

        4.5    WAVECOM shall pay NEC an interest on any overdue payment, commencing on the day such payment becomes due, at an annual rate of ten percent (10%). If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefor is being asserted, the interest rate shall be reduced to such maximum legal rate.

        4.6    Any taxes, duties or imposts other than income or profits taxes assessed or imposed upon the sum due hereunder in Japan, shall be borne and discharged by WAVECOM and no part thereof shall be deducted from the amounts payable to NEC under any clause of this Agreement, said amounts to be net to NEC, free of any and all deductions. Notwithstanding the foregoing, in the event sums payable under this Agreement become subject to income or profits taxes under the tax laws of any country and applicable treaties between Japan and such country, WAVECOM may, if and to the extent required by law, withhold from each payment the amount of said income or profits taxes due and required to be withheld from each payment. WAVECOM will promptly furnish and make available to NEC relevant receipts regarding the payment of any country taxes paid over to any country's government on behalf of NEC. Such tax receipts will clearly indicate the amounts that have been withheld from the gross amounts due to NEC. Any and all other taxes, levies, charges or fees will be paid by WAVECOM.

        4.7    WAVECOM shall keep full, clear and accurate records with respect to all Modules made, have made, used, sold, leased or otherwise disposed of by WAVECOM and/or its Affiliates. NEC shall have the right, through an independent accounting firm(s) selected by NEC, to make an examination and audit not more than once annually, during normal business hours and by prior appointment, of all such records and such other records and accounts, as may under recognized accounting practices contain information bearing upon the amount of royalty payable to it under this Agreement. Such independent accounting firm(s) shall be bound in writing to maintain the confidentiality of and not to disclose the contents of such records and accounts accessed, except to the extent necessary to disclose the results of the audit to NEC, or as otherwise required by law or legal process. Any information so revealed to NEC by the independent accounting firm(s) shall be kept in confidence and used solely for the purpose of verifying Wavecom's compliance with this Agreement. Any information acquired by NEC from such audit shall be considered confidential information subject to the terms and conditions of article 8 (publicity) below. Prompt adjustment shall be made by the proper party to compensate or refund for any errors or omissions disclosed by such examination or audit. In the event such examination or audit reveals an underpayment, in excess of ten percent (10%), of royalties for the period under such examination or audit, WAVECOM shall bear the cost of such examination of audit.

5.     WARRANTY AND WARRANTY DISCLAIMER

        5.1.    Authority.    Each Party represents and warrants that it has full capacity, power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

        5.2    The Parties warrants that any of their Affiliates shall undertake all obligations contained herein such as if such Affiliates were directly named as a party to this Agreement.

        5.3    Disclaimer of Warranty    EXCEPT FOR THE FOREGOING LIMITED WARRANTIES, THE PARTIES MAKES NO WARRANTY WHATSOEVER THAT THE USE OF A PATENT OF THE PARTY OR ITS AFFILIATES DOES NOT INFRINGE OR MAY CAUSE INFRINGEMENT

OF PATENT RIGHTS OWNED OR CONTROLLED BY THIRD PARTIES. IN ADDITION, THE PARTIES DISCLAIMS ALL WARRANTIES, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE

6.     LIMITATION OF LIABILITY

        IN NO EVENT SHALL EITHER PARTY HAVE ANY LIABILITY TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOST PROFITS, USE, DATA OR OTHER ECONOMIC ADVANTAGE) HOWEVER IT ARISES, WHETHER FOR BREACH OF THIS AGREEMENT, INCLUDING BREACH OF WARRANTY, OR IN TORT (INCLUDING NEGLIGENCE), EVEN IF THAT PARTY HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

7.     TERM AND TERMINATION

        7.1    This Agreement shall become effective on the Effective Date and shall remain in effect until expiration of the last to expire NEC GSM Related Patent and WAVECOM GSM Related Patent. Notwithstanding the foregoing, the license granted to NEC and its Affiliates under article 2.5 shall remain in effect until the last to expire the patents granted thereunder.

        7.2    In the event that either Party fails to perform its obligations and undertakings under this Agreement, and such default is not cured within thirty (30) days after written notice from the Party not in default, or if such breach is not curable, then the non defaulting Party shall have the right to forthwith terminate this Agreement upon written notice.

        7.3    Notwithstanding anything to the contrary in this Agreement, each Party and their respective Affiliates shall have the right, subject to article 4.3, to use, offer for sale, sale, lease, import, distribute or otherwise transfer, directly or indirectly, any Products or Modules, as the case may be, in the process of manufacture or in finished goods inventory upon the termination of this Agreement.

8.     PUBLICITY

        Either Party may disclose the existence of this Agreement but the financial terms of this Agreement shall be maintained in confidence and the Parties shall not divulge any part thereof to any third party except:

  (a)
  with the prior written consent of the other Party; or

  (b)
  to any governmental body having jurisdiction to request and read the same; or

  (c)
  as otherwise may be required by law or legal processes; or

  (d)
  to auditors and accountants representing either Party, provided that, in case of such divulgence pursuant to this article 8(d), to the extent permissible by law, such divulging party shall impose equivalent confidentiality obligations on the recipient in writing prior to such divulgence; or

  (e)
  to its Affiliates provided that, in case of such divulgence pursuant to this article 8(e), to the extent permissible by law, such divulging party shall impose equivalent confidentiality obligations on the recipient in writing prior to such divulgence.

        Notwithstanding the above, no disclosure of this Agreement shall be made pursuant to article 8(b) and 8(c) without the disclosing Party first giving the other Party sufficient time to seek a protective order or otherwise assure the confidentiality of this Agreement as that other Party shall deem appropriate.

        Notwithstanding anything to the contrary in this Agreement, the provision of this article 8 shall survive termination or expiration of this Agreement.

9.     NON ASSIGNMENT

        The rights and liabilities of the Parties hereto will bind and inure to the benefit of their respective successors, executors and administrators, as the case may be. Neither Party may assign or delegate its obligations, other than as specified herein, under this Agreement either in whole or in part, without the prior written consent of the other Party. Any attempted assignment in violation of the provisions of this article 9 will be void.

10.   GENERAL PROVISIONS

10.1
Nothing in this Agreement shall be construed as:

•
imposing on the Parties any obligation to file any patent application or to secure any NEC GSM Related Patent, WAVECOM GSM Related Patents or Selected Telecommunication Patents or maintain any of such Patent in force;

•
imposing on either Party any obligation to furnish any manufacturing or technical information under this Agreement;

•
conferring any license or right with respect to any trademark, trade or brand name, a corporate name of either Party or any of their Affiliates.

        10.2    Notices.    All notices required or permitted under this Agreement will be in writing, will reference this Agreement and will be deemed given: (i) when delivered personally; (ii) when sent by confirmed telex or facsimile; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier, with written verification of receipt. All communications will be sent to the addresses set forth below to or such other address as may be designated by a Party by giving written notice to the other Party pursuant to this article 10.2:

NEC Corporation		WAVECOM S.A.
7-1 Shiba 5-chome, Minato-ku Tokyo 108-8001, Japan		12, Bd Garibaldi 92442 Issy-les-Moulineaux, Cedex, France
Attn: General Manager Intellectual Property Licensing Division		Attn: V.P. Group Corporate Development & Communications
Facsimile: +81-3-3456-4903		Facsimile: +33 (0)1 46 29 56 60
With a copy to:	General Manager Mobile Terminals Division 4035, Ikebe-Cho, Tsuzuki-Ku, Yokohama 224-8555 Japan	With a copy to: General Counsel, urgent Notice
Facsimile: +81-45-939-2345		Facsimile: +33 (0)1 46 29 94 11

        10.3    Entire Agreement, Amendment.    This Agreement sets forth the entire agreement between the Parties relating to its subject matter and supersedes all prior or contemporaneous agreements, warranties or representations, written or oral, between the Parties relating to subject matter hereof. No modifications, additions or deletions shall be binding upon either Party unless accepted in writing by an authorised representative of each Party.

        10.4    No Waiver.    All rights and remedies conferred under this Agreement or by any other instrument or law shall be cumulative, and may be exercised singularly or concurrently. Failure by either Party to enforce any provision of this Agreement shall not be deemed a waiver of future enforcement of that or any other provision.

        10.5    Severability.    If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, this fact shall not invalidate the rest of this Agreement, which shall remain in full force and effect if such invalid or unenforceable term or provision had not been part of this Agreement.

        10.6    Survival.    The terms and conditions of articles 6, 7.3, 8, 10.2, 10.5 10.6, 10.8, 10.9 and 10.10 shall survive termination or expiration of this Agreement.

        10.7    Independent Contractors.    Nothing in this Agreement shall constitute the Parties as entering upon a joint venture or partnership or shall constitute either Party hereto the agent of the other Party for any purpose or in any sense whatsoever.

        10.8    Controlling Law.    This Agreement shall be governed by and construed in accordance with the laws of Japan. The language of this Agreement is the English language and any communication between the parties shall be in English.

        10.9    Disputes.    The Parties shall use their best efforts to settle by way of direct negotiations any dispute which may occur between them in connection with this Agreement and in connection with any Patent dispute. Such efforts shall include escalation of such dispute to the corporate officer level of each Party.

        10.10    Jurisdiction    Any dispute or controversy arising between the Parties out of or in connection with this Agreement, its validity, performance, whether during or after its term, shall be finally resolved by arbitration in accordance with the rules of the Japanese Arbitration Association. The arbitration shall be held in Tokyo (Japan). The arbitration panel shall consist of three (3) arbitrators, one arbitrator appointed by each Party, and a third neutral arbitrator appointed by the other two arbitrators. All arbitration proceedings shall be conducted in the English language. The award rendered thereby shall be final and binding on the Parties hereto. The prevailing Party in the arbitration proceeding shall be entitled to recover its reasonable attorneys' fees, costs and expenses including travel-related expenses.

        IN WITNESS WHEREOF the Parties have caused this Agreement to be executed by their duly authorised representatives on the date of last signature below:

NEC Corporation	WAVECOM S.A.
By: Hideyuki OGATA	By: Hervé GAGNARD
Title: General Manager of the Intellectual Property Licensing	Title: V.P. Group Corporate Development & Communications Division
Date:	Date:
Signature:	Signature:

Exhibit A

The list of Representatives of NEC GSM Related Patents

Pat./Appln No.	Inventor(s)	Short Title
Foreign Counterparts

**Confidential Materials omitted and filed separately with the
Securities and Exchange Commission.**

Exhibit B

Form of Royalty Statement

Royalty Statement

Subject Agreement: GSM Patent Agreement between NEC and WAVECOM effective as of the 19th day of November 2002

1)
Reporting Period: From                               through

2)
Royalty Calculation:

NET SELLING PRICES (US$)	Quantities	Royalty Rate(*)	Amount of Royalty (US$)

        Names of customers(**):             ,             ,             ,             ,             ,

  (*)
  [**]%: For the Modules used, sold, leased or otherwise disposed of from January 1, 2002 through December 31, 2004

  [**]
  %: For the Modules used, sold, leased or otherwise disposed of on or after January 1, 2005.

  (**)
  Only when the request from NEC provided in article 3.5 is made

3)
Remittance:

Amount of Royalties	: US$
Withholding Tax	: US$

Amount to be Remitted	: US$
Certified by:		(Signature)

(Printed Name)

(Title)

(Company Name)

(Date)

(Address)

	/	(Facsimile No. / Telephone No.)

Exhibit C

Licensed Customer Notice

        Wavecom proposes to sell Modules to                         , whom WAVECOM believes may currently have a license under NEC GSM Essential Patent to use, develop, make, manufacture, install, test, repair, offer for sale, sale, lease, import, distribute or other transfer, directly or indirectly, of Modules. Pursuant to section 3.5 of the GSM Patent Non assertion Agreement between NEC and WAVECOM effective as of 19th of November 2002 (the "Agreement"), WAVECOM hereby notifies NEC of such proposed sale and requests NEC complete and return to WAVECOM the following form. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

        To be completed by NEC

        Pursuant to the above notice and to section 3.5 of the Agreement, NEC hereby selects the following party as holding the contract under which royalties are to be accrued and as the party from whom NEC shall collect royalties in connection with the use, development, make, manufacture, installation, test, repair, offer for sale, sale, lease, importation, distribution or otherwise transfer, directly or indirectly, of WAVECOM Modules or the Licensed Customer's products (tick one of the following):

  1.
  WAVECOM

  2.

NEC's comments, if any:

        In the event NEC has not completed and returned this Licensed Customer Notice to WAVECOM within twenty five (25) days of receipt thereof by NEC, then NEC shall be deemed to have selected option 1 above.

NEC Corporation	WAVECOM S.A.
By:	By:
Title:	Title:
Date:	Date:
Signature:	Signature:

QuickLinks

  EXHIBIT 4.8
GSM PATENT NON ASSERTION AGREEMENT
Exhibit A
Exhibit B
Exhibit C